SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                          ----------------------------
                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
    RULE 13(d)-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO Rule 13(d)-2(a)

                              DIEDRICH COFFEE, INC.
                              ---------------------
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                     253675
                                     ------
                                 (CUSIP Number)

                               Guy P. Lander, Esq.
                           Goodman Phillips & Vineberg
                       430 Park Avenue, New York, NY 10022
                                 (212) 308-8866
 Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  July 7, 1999
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.[ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)



The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.:        253675               SCHEDULE 13D
--------------------------------------------------------------------------------

1.   Names of Reporting Persons I.R.S. Identification Nos. of Above Persons

     Second Cup Limited

2.   Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ]
                                                                         (b) [ ]

3.   SEC Use Only .....................................................

4.   Source of Funds (See Instructions)

     OO

5.   Check if Disclosure of Legal Proceedings is Required Pursuant
     to Items 2(d) or (e)                                                    [ ]

6.   Citizenship or Place of Organization

     Canada


     Number of Shares Beneficially Owned by Each Reporting Person With:

7.   Sole Voting Power...........................................      1,044,495

8.   Shared Voting Power.................................. ......              0

9.   Sole Dispositive Power......................................      1,044,495

10.  Shared Dispositive Power....................................              0

11.  Aggregate Amount Beneficially Owned by Each Reporting Person      1,044,495

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares   [ ]

13.  Percent of Class Represented by Amount in Row (11)                       8%

14.  Type of Reporting Person                                                 CO

                                  SCHEDULE 13D

Item 1.   (a)  Name of Issuer:

               Diedrich Coffee, Inc.

          (b)  Address of Issuer's Principal Executive Offices

               2144 Michelson Drive, Suite A
               Irvine, CA 92626

Item 2. Identity and Background

          (a)  Name of Person Filing

               Second Cup Limited(1)

          (b)  Business Address

               175 Bloor St. E.
               South Tower, Suite 801
               Toronto, Ontario M4W 3R8

          (c)  Principal Occupation

               N/A

       (d)-(e) During the last five years, the reporting person has not been
               (a) convicted in a criminal proceeding or (b) a party to a civil proceeding under federal or state securities laws.

          (f) Citizenship

               Canada

Item 3.  Source and Amount of Funds or Other Consideration

     On July 7, 1999, the issuer completed the acquisition, through a reverse subsidiary merger, of Coffee People, Inc., a wholly-owned subsidiary of Second Cup USA Holdings, Ltd., itself a 69%-owned subsidiary of the reporting person. As the acquisition consideration, the reporting person received cash and 1,044,495 shares of common stock of the issuer, representing 8% of the issuer's outstanding common stock.



--------
(1) Information with respect to the executive officers and directors of Second Cup Limited is set forth in Appendix A.

Item 4. Purpose of the Transaction


     The reporting person sold to the issuer Coffee People, Inc., a wholly-owned subsidiary of the reporting person's 69%-owned subsidiary, Second Cup USA Holdings, Ltd. In consideration therefor, the issuer received shares in the reporting person.

Item 5.  Interest in Securities of the Issuer

     (a) The aggregate number and percentage of the shares of common stock of the issuer (the securities identified pursuant to Item 1 of this Schedule 13D) that are beneficially owned by the reporting person is set forth in rows 11 and 13 of the second part of the cover page for the reporting person, and such information is incorporated herein by reference.

     (b) The numbers of shares of common stock of the issuer for which the reporting person has sole voting power, shared voting power, sole dispositive power and shared dispositive power are set forth in rows 7, 8, 9 and 10, respectively, on the second part of the cover page to this Schedule 13D, and such information is incorporated herein by reference.

     (c) The reporting person has not purchased any of the issuer's shares of common stock during the last 60 days.

     (d) No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the issuer's shares of common stock held by the reporting person other than the reporting person.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     In connection with the merger described in Item 3 of this statement, the issuer and the reporting person entered into a Registration Rights Agreement, dated as of March 16, 1999, granting the reporting person certain demand and "piggy back" registration rights with respect to the acquired shares of the issuer (the "Shares"). The reporting person also executed a Lock-up Letter Agreement, dated as of March 16, 1999, pursuant to which it agreed not to sell or otherwise transfer the Shares for a period of up to one year. In addition, pursuant to a voting agreement with certain shareholders of the issuer, the reporting person was granted the right to select one nominee to the board of directors of the issuer(2), and the signing shareholders of the issuer agreed to vote their shares for such person's election as a director for so long as the reporting person retains ownership of at least half of the Shares.

Item 7.  Materials to be Filed as Exhibits

     Registration Rights Agreement and Lock-up Letter Agreement, as described in
Item 6, above.







----------
(2) As of the date hereof, the reporting person has irrevocably waived its right to select a nominee to the board of directors of the issuer.

                                    SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information contained in this statement is true, complete and correct.

Dated:  October 27, 2000

                                           Second Cup Limited


                                           By:      /s/ Douglas S. Moffatt
                                                    ----------------------------
                                           Name:    Douglas S. Moffatt
                                           Its:     Senior Vice President and
                                                    Chief Financial Officer

                                   APPENDIX A

                   DIRECTORS & OFFICERS - THE SECOND CUP LTD.



         Board of Directors:
         -------------------

         Michael D. Bregman

         Louis Bregman

         Dian Cohen

         Robert Haft

         Dale Lastman

         Roy Sugden

         Hugh Segal

         Gabriel Tsampalieros

         Bernard Syron


         Officers:
         ---------

         Michael D. Bregman                Chairman

         Louis Bregman                     Executive Vice President

         Alton McEwen                      Chief Executive Officer

         Doug S. Moffatt                   Senior Vice President & CFO

         Laura Penso                       Vice President,  Marketing

         Shawn MacLeod                     Vice President,  Operations

         Tim Sinclair                      Vice President, Development

         Rodger Johnston                   Vice President, Design & Construction


October 26, 2000

                            LOCK-UP LETTER AGREEMENT

                                 March 16, 1999


Diedrich Coffee, Inc.
2144 Michelson Drive
Irvine, CA 92612

Dear Sirs:

     In consideration of the Agreement and Plan of Merger, dated as of March 16, 1999 (together with any amendments thereto, the "Merger Agreement"), among Diedrich Coffee, Inc., a Delaware corporation ("Parent"), CP Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Parent ("Newco") and Coffee People, Inc., an Oregon corporation ("Company"), pursuant to which Newco will be merged with and into Company, with Company continuing as the surviving corporation (the "Merger"), The Second Cup Ltd., a corporation organized under the laws of Ontario, Canada ("Second Cup") hereby enters into this lock-up letter agreement ("Lock-Up Letter Agreement") with Parent.

     The undersigned hereby agrees that it will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option to purchase or otherwise transfer or dispose of any Parent Common Stock issued to Second Cup in the Merger, or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of any equity securities of Parent issued to Second Cup in the Merger, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of equity securities of Parent, other securities, cash or otherwise, of which the undersigned is now or may in the future become, the beneficial owner within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

     The undersigned understands that Parent will issue stop transfer instructions to its transfer agents with respect to the shares of Parent Common Stock and that a restrictive legend will be placed on the certificates delivered evidencing the shares of Parent Common Stock in substantially the following form:

          "This certificate and the shares represented hereby have been issued pursuant to a transaction governed by Rule 145 ("Rule 145") promulgated under the Securities Act of 1933, as amended (the "Securities Act"), and may not be sold or otherwise disposed of unless registered under the Securities Act pursuant to a Registration Statement in effect at the time or unless the proposed sale or disposition can be made in compliance with Rule 145 or without registration in reliance on another exemption therefrom. Reference is made to that certain letter agreement dated March 16, 1999 between the Holder and the Issuer, a copy of which is on file in the principal office of the Issuer which contains further restrictions on the transferability of this certificate and the shares represented hereby."

     The term of this Lock-Up Agreement shall be until the earlier to occur of
(i) the first anniversary of the Closing Date or (ii) the sale by Parent's officers or directors of Parent Common Stock in the aggregate equal to 5% of the outstanding shares and options of Parent Common Stock held by such officers and directors in the aggregate on the date hereof. Unless indicated otherwise herein, capitalized terms shall have the defined meanings given under the Merger Agreement.

                                                   Yours very truly,

                                                   The Second Cup, Ltd.

                                                   By: /s/ Michael Bregman

                                                   Title: Chairman & CEO


ACKNOWLEDGED AND ACCEPTED:

/s/ DIEDRICH COFFEE, INC.

                          REGISTRATION RIGHTS AGREEMENT


     This REGISTRATION RIGHTS AGREEMENT is entered into as of March 16, 1999, by and among The Second Cup, Ltd., a corporation organized under the laws of Ontario, Canada ("Second Cup") and Diedrich Coffee, Inc., a Delaware corporation (the "Company").

1. Definitions. As used in this Agreement, the following terms shall have the following meanings:

     Coffee People: Coffee People, Inc., a Delaware corporation

     Common Stock: The common stock of the Company.

     CP Acquisition: CP Acquisition Corp., a Delaware corporation and an indirect wholly owned subsidiary of the Company.

     Demand Notice: See Section 3 hereof.

     Demand Registrations: See Section 3 hereof.

     Exchange Act: The Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

     Losses: See Section 8 hereof.

     Merger: The merger of CP Acquisition with and into Coffee People pursuant to the Merger Agreement.

     Merger Agreement: The Agreement and Plan of Merger dated as of March 16, 1999, as first amended on June 4, 1999, among the Company, CP Acquisition and Coffee People.

     Person: An individual, partnership, joint venture, limited liability company, corporation, trust or any other entity or organization, including a government or political subdivision or a department, agency or instrumentality thereof.

     Prospectus: The prospectus included in any Registration Statement (including, without limitation, a prospectus that discloses information previously omitted from a prospectus filed as part of an effective Registration Statement in reliance upon Rule 430(A), as amended or supplemented by any prospectus supplement, with respect to the terms of the offering of any portion of the Registrable Securities covered by such Registration Statement and all other amendments and supplements to the prospectus, including post-effective amendments, and all material incorporated or deemed to be incorporated by reference in such prospectus.

     Registrable Securities: (i) the Shares; and (ii) any Common Stock issued as (or issuable upon the conversion or exercise of any warrant, right or other security which is issued as) a dividend or other distribution with respect to, or in exchange for or in replacement of the securities listed in clause (i) hereof.

     Registration Statement: Any registration statement of the Company which covers any of the Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus, amendments and supplements to such registration statement, including post-effective amendments, all exhibits, and all material incorporated or deemed to be incorporated by reference in such registration statement.

     SEC: The Securities and Exchange Commission.

     Securities Act: The Securities Act of 1933, as amended, and the rules and registrations promulgated by the SEC thereunder.

     Shares: The shares of Common Stock received by Second Cup in the Merger.

     Underwritten registration or underwritten offering: A registration in which securities of the Company are sold to an underwriter for reoffering to the public.

2.   Securities Subject to this Agreement.

     (a) Subject Securities. The securities entitled to the benefits of this Agreement are the Registrable Securities pursuant to the provisions of this Agreement.

     (b) Holders of Registrable Securities. A Person is deemed to be a holder of Registrable Securities whenever such Person owns Registrable Securities or has the right to acquire such Registrable Securities, whether or not such acquisition has actually been effected and disregarding any legal restrictions upon the exercise of such right.

3.   Demand Registrations.

     (a) Demand Registrations: From and after the termination of the Lock-Up Agreement between Second Cup and the Company dated as of March 16, 1999, Second Cup shall have the right, by written notice delivered to the Company, to require the Company to register (the "Demand Registrations") under the Securities Act not less than 20% and up to 100% of its Registrable Securities then outstanding in accordance with this Section 3. For purposes of this Agreement, "Registrable Securities then outstanding" shall be the total of (i) the number of shares of Common Stock outstanding which are Registrable Securities and (ii) the number of shares of Common Stock issuable pursuant to then exercisable or convertible securities which are Registrable Securities.

     The number of Demand Registrations pursuant to this Section 3(a) shall not exceed two (2).

     (b) Filing and Effectiveness. The Company shall file each of the Demand Registrations within 60 days and shall use its best efforts to cause the same to be declared effective by the SEC within 120 days of the date on which Second Cup first gave the written notice (a "Demand Notice") required by Section 3(a) hereof with respect to such Demand Registration.

     (c) Request for Demand Registrations. Subject to the conditions set forth in Section 3(a) hereof, Second Cup may, at any time, make a written request for a Demand Registration. All requests made pursuant to this Section 3 will specify the number of the Registrable Securities to be registered and will also specify the intended methods of disposition thereof. If Second Cup specifies one particular type of underwritten offering, such method of disposition shall be such type of underwritten offering or a series of such underwritten offering (as Second Cup may elect) during the time period the Registration Statement is effective.

     (d) Piggy-Back by Other Shareholders. Subject to the provisions of Section 3(e), the Company may include in a Demand Registration shares of Common Stock ("Piggy-Back Shares") for the account of (i) the Company and (ii) other holders thereof exercising contractual piggy-back rights ("Piggy-Back Holders"), on the same terms and conditions as the Registrable Securities to be included therein for the account of Second Cup.

     (e) Reduction of Offering. If any of the Registrable Securities registered pursuant to any Demand Registration are to be sold in one or more firm commitment underwritten offerings, and the managing underwriter advises the Company and Second Cup in writing that in its opinion the total amount of securities proposed to be sold in the offering is such as to materially and adversely affect the success of such offering, then the number of Piggy-Back Shares to be offered for the account of any Piggy-Back Holders shall be reduced (to zero, if necessary), pro rata in proportion to the respective number of Piggy-Back Shares requested to be registered to the extent necessary to reduce the total securities requested to be included in such offering to the amount, if any, recommended by such managing underwriters. If the Piggy-Back Shares have been reduced to zero and the number of Registrable Securities requested to be registered by Second Cup exceeds the number of Registrable Securities recommended by the managing underwriter, then the number of Registrable Securities to be offered for the account of Second Cup may be reduced; provided, that if the number of Registrable Securities Second Cup has requested be registered pursuant to a Demand Registration are reduced, upon the recommendation of the managing underwriter in an underwritten offering, or by the Company in a non-underwritten offering, to less than 51% of the total number of Registrable Securities Second Cup requested to be registered pursuant to such Demand Registration, then such registration shall no longer constitute a Demand Registration under this Agreement and shall not reduce the number of Demand Registrations to which Second Cup is otherwise entitled.

     (f) Other Registrations. The Company shall not effect any registration of its securities (except on Form S-8 or Form S-4 or any successor form to such Forms), or a sale pursuant to Regulation D under the Securities Act (other than offerings made pursuant to and in accordance with Rule 504 of Regulation D), whether on its own behalf or at the request of any holder or holders of such securities (other than pursuant to and in accordance with this Section 3), from the date of a request to register Registrable Securities pursuant to and in accordance with this Section 3 until the earlier of (i) 90 days after the date on which all securities covered by such Demand Registration have been sold or
(ii) 180 days after the effective date of such Demand Registration, unless the Company shall have first notified Second Cup in writing of its intention to do so, and Second Cup or the managing underwriters, if any, shall have consented thereto in writing.

4.   Piggy-Back Registration.

     (a) Right to Piggy-Back. If at any time the Company proposes to file a Registration Statement under the Securities Act with respect to any class of its equity securities (other than a Registration Statement (i) on Form S-8 or Form S-4 or any successor form to such Forms or (ii) filed in connection with an exchange offer or an offering of its Common Stock or of securities convertible or exchangeable into its Common Stock made solely to its existing shareholders in connection with a rights offering or solely to employees of the Company), whether or not for its own account, then the Company shall give written notice of such proposed filing to Second Cup at least 30 days before the anticipated filing date. Such notice shall offer Second Cup the opportunity to register such amount of Registrable Securities as Second Cup may request (the "Piggy-Back Registration"). Subject to Section 4(b) hereof, the Company shall include in each such Piggy-Back Registration all Registrable Securities with respect to which the Company has received from Second Cup a written request for inclusion therein within 20 days after notice has been duly given to Second Cup. Second Cup shall be permitted to withdraw all or any part of the Registrable Securities from a Piggy-Back Registration at any time prior to the effective date of such Piggy-Back Registration.

     (b) Priority on Piggy-Back Registrations. The Company shall cause the managing underwriter or underwriters of a proposed underwritten offering to permit Second Cup to include all the Registrable Securities that Second Cup has requested to be included in such offering on the same terms and conditions as any similar securities, if any, of the Company included therein. Notwithstanding the foregoing, if the managing underwriter or underwriters of such offering deliver(s) a written opinion of the Company and Second Cup that the total amount of securities which Second Cup, the Company, and any other Persons or entities having registration rights, intend to include in such offering is such as to materially and adversely affect the success of such offering, then the amount of securities to be offered for the account of all Persons shall be reduced or limited pro rata in proportion to the amount of securities proposed to be registered in such offering by each Person to the extent necessary to reduce the total amount of securities to be included in such offering to the amount recommended by such managing underwriter or underwriters.

     (c) Registration of Securities Other than Registrable Securities. Without the written consent of Second Cup, the Company shall not grant to any Person the right to request the Company to register any securities of the Company under the Securities Act unless the rights so granted are subject to the prior rights of Second Cup set forth herein, and are not otherwise in conflict or inconsistent with the provisions of, this Agreement.

5.   Holdback Agreements.

     (a) Registrations on Public Sale by Holders of Registrable Securities. Second Cup agrees, if reasonably requested by the managing underwriter or underwriters in an underwritten offering (to the extent timely notified in writing by the Company or the managing underwriter or underwriters), not to effect any public sale or distribution of securities of the Company of any class included in a Registration Statement registering the sale of Common Stock by the Company pursuant to Sections 3 or 4 hereof, including a sale pursuant to Rule 144 under the Securities Act (except as part of such underwritten registration), during the 10-day period prior to, and the 90-day period beginning on, the closing date of any underwritten offering made pursuant to such Registration Statement.

     The foregoing provisions shall not apply if Second Cup is prevented by applicable statute or regulation from entering into any such agreement; provided, however, that Second Cup shall undertake in its request to participate in such underwritten offering, not to effect any public sale or distribution of the class of Registrable Securities covered by such Registration Statement (except as part of such underwritten registration) during such period unless it has provided 45 days prior written notice of such sale or distribution to the managing underwriters.

     (b) Restrictions on Public Sale by the Company and Others. The Company agrees (i) if requested by the managing underwriter or underwriters in an underwritten offering of Registrable Securities covered by a Registration Statement filed pursuant to Sections 3 or 4 hereof, not to effect any public or private sale or distribution of its securities, including a sale pursuant to Regulation D under the Securities Act, during the 10-day period prior to, and the 90-day period beginning on, the effective date of any underwritten offering made pursuant to such Registration Statement (except as part of such underwritten registration or pursuant to registrations on Form S-8 or Form S-4 or any successor form to such Forms), and (ii) to cause each holder of its securities purchased from the Company at any time after the date of this Agreement (other than in a registered public offering) to agree not to effect any public sale or distribution of any such securities during such period, including a sale pursuant to Rule 144 under the Securities Act (except as part of such underwritten registration, if otherwise permitted).

6. Registration Procedures. In connection with the registration obligations of the Company pursuant to and in accordance with Sections 3 and 4 of this Agreement, the Company shall effect such registrations to permit the sale of such Registrable Securities in accordance with the intended method or methods of disposition thereof, and pursuant thereto the Company shall as expeditiously as possible:

     (a) notify Second Cup and the managing underwriters, if any, promptly, and (if requested by any such Person) confirm such notice in writing, (i) when a Prospectus or any Prospectus supplement or post-effective amendment related to such Registrable Securities has been filed, and, with respect to a Registration Statement or any post-effective amendment related to such Registrable Securities, when the same has become effective, (ii) of any request by the SEC for amendments or supplements to such Registration Statement or related Prospectus or for additional information, (iii) of the issuance by the SEC of any stop order suspending the effectiveness of such Registration Statement or the initiation of any proceedings for that purpose, (iv) if at any time the representations and warranties of the Company contained in any agreement (including any underwriting agreement) contemplated by Section 6(l) below cease to be true and correct, (v) of the receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Registrable Securities for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose, (vi) of the happening of any event which makes any statement made in such Registration Statement or related Prospectus or any document incorporated or deemed to be incorporated therein by reference untrue or which requires the making of any changes in such Registration Statement or Prospectus so that such documents will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and (vii) of the reasonable determination of the Company that a post-effective amendment to such Registration Statement would be appropriate;

     (b) use every commercially reasonable effort to obtain the withdrawal of any order suspending the effectiveness of a Registration Statement, or the lifting of any suspension of the qualification (or exemption from qualification) of any of the Registrable Securities for sale in any jurisdiction, at the earliest possible moment;

     (c) if requested by the managing underwriters or Second Cup, (i) immediately incorporate in a Prospectus supplement or post-effective amendment such information as the managing underwriters and such holder agree should be included therein and as may be required by applicable law, (ii) make all required filings of such Prospectus supplement or such post-effective amendment as soon as the Company has received notification of the matters to be incorporated in such Prospectus supplement or such post-effective amendment and
(iii) supplement or make amendments to such Registration Statement; provided, however, that the Company shall not be required to take any of the actions in this Section 6(c) which are not, in the opinion of counsel for the Company, in compliance with applicable law;

     (d) furnish to Second Cup and each managing underwriter, if any, without charge, at least one copy of each Registration Statement related to such Registrable Securities and any post-effective amendments thereto, including financial statements and schedules, all documents incorporated therein by reference and all exhibits (including, if requested, those previously furnished or incorporated by reference) at the earliest practicable time under the circumstances before the filing of such documents with the SEC;

     (e) deliver to Second Cup and the underwriters, if any, without charge, as many copies of the Prospectus or Prospectuses related to such Registrable Securities (including each preliminary prospectus) and as many copies of any amendment or supplement thereto as such Persons may reasonably request; the Company consents to the use of such Prospectus or any amendment or supplement thereto by each of the selling holders of Registrable Securities and the underwriters, if any, in connection with the offering and sale of the Registrable Securities covered by such Prospectus or any amendment or supplement thereto;

     (f) prior to any public offering of Registrable Securities, to register or qualify or cooperate with Second Cup, the underwriters, if any, and their respective counsel in connection with the registration or qualification (or exemption from such registration or qualification) of such Registrable Securities for offer and sale under the securities or Blue Sky laws of such jurisdictions as any seller or underwriter reasonably requests in writing; keep each such registration or qualification (or exemption therefrom) effective during the period such Registration Statement is required to be kept effective and do any and all other acts or things necessary or advisable to enable the disposition in such jurisdictions of the Registrable Securities covered by the applicable Registration Statement; provided, however, that the Company will not be required to (A) qualify generally to do business in any jurisdiction where it is not then so qualified or (B) take any action which would subject it to general services of process in any such jurisdiction where it is not then so subject;

     (g) in connection with an underwritten offering, participate, to the extent reasonably requested by the managing underwriter for the offering or Second Cup, in customary efforts to sell the securities under the offering, including, without limitation, participating in "road shows";

     (h) cooperate with Second Cup and the managing underwriters, if any, to facilitate the timely preparation and delivery of certificates representing Registrable Securities to be sold, which certificates shall not bear any restrictive legends;

     (i) cause the Registrable Securities covered by each Registration Statement to be registered with or approved by such other governmental agencies or authorities as may be necessary to enable the seller or sellers thereof or the underwriters, if any, to consummate the disposition of such Registrable Securities;

     (j) upon the occurrence of any event contemplated by paragraphs 6(a)(vi) or 6(a)(vii) above, prepare a supplement or post-effective amendment to each Registration Statement or a supplement to the related Prospectus or any document incorporated therein by reference or file any other required document so that, as thereafter delivered to the purchasers of the Registrable Securities being sold thereunder, such Prospectus will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading;

     (k) to the extent possible, cause all Registrable Securities covered by such a Registration Statement to be (i) listed on each securities exchange, if any, on which similar securities issued by the Company are then listed, or (ii) authorized to be quoted on the National Market System of the National Association of Securities Dealers Automated Quotation System ("NASDAQ") or the Small Cap System of NASDAQ if the securities so qualify, if requested by Second Cup;

     (l) enter into such agreements (including an underwriting agreement in form, scope and substance as is customary in underwritten offerings) and take all such other commercially reasonable actions in connection therewith (including those reasonably requested by the managing underwriters, if any, or Second Cup) in order to expedite or facilitate the disposition of such Registrable Securities and in such connection, whether or not an underwriting agreement is entered into and whether or not the registration is an underwritten registration (i) make such representations and warranties to Second Cup and the underwriters, if any, with respect to the business of the Company and its Subsidiaries, the Registration Statement, the Prospectus, and documents, if any incorporated or deemed to be incorporated by reference in the Registration Statement, in each case, in form, substance and scope as are customarily made by issuers to underwriters in underwritten offerings and confirm the same if and when requested; (ii) obtain opinions of counsel to the Company and updates thereof (which counsel and opinions (in form, scope and substance) shall be reasonably satisfactory to the managing underwriters, if any, and Second Cup) addressed to Second Cup and each of the underwriters, if any, covering the matters customarily covered in opinions requested in underwritten offerings and such other matters as may be reasonably requested by Second Cup and such underwriters, (iii) obtain "cold comfort" letters and updates thereof from the independent certified public accountants of the Company (and, if necessary, any other certified public accountants of any subsidiary of the Company or of any business acquired by the Company for which financial statements and financial data is or is required to be included in the Registration Statement) addressed to Second Cup and each of the underwriters, if any, such letters to be in customary form and covering matters of the type customarily covered in "cold comfort letters" in connection with underwritten offerings; (iv) if an underwriting agreement is entered into, cause the same to contain indemnification provisions and procedures no less favorable than those set forth in Section 8 hereof (or such other provisions and procedures acceptable to Second Cup) with respect to all parties to be indemnified pursuant to said Section; and (v) deliver such documents and certificates as may be requested by Second Cup and the managing underwriters, if any, to evidence the continued validity of the representations and warranties of the Company made pursuant to paragraph 6(l)(i) above and to evidence compliance with any customary conditions contained in the underwriting agreement or other agreement entered into by the Company. The above shall be done at each closing under such underwriting or similar agreement or, as and to the extent required thereunder;

     (m) make available for inspection by a representative of Second Cup, any underwriter participating in any disposition of Registrable Securities, and any attorney or accountant retained by such selling holders or underwriter, all financial and other records, pertinent corporate documents and properties of the Company reasonably requested by any such representative, underwriter, attorney or accountant in connection with such Registration Statement; and cause the officers, directors and employees of the Company and its subsidiaries to supply all information reasonably requested by any such representative, underwriter, attorney or accountant in connection with such Registration Statement; provided, however, that any records, information or documents that are designated by the Company in writing as confidential at the time of delivery of such records, information or documents shall be kept confidential by such Persons and their designees unless (i) such records, information or documents are in the public domain or otherwise publicly available, (ii) disclosure of such records, information or documents is required by court or administrative order or (iii) disclosure of such records, information or documents, in the opinion of counsel to such Person, is otherwise required by law (including, without limitation, pursuant to the requirements of the Securities Act); and

     (n) comply with all applicable rules and regulations of the SEC and make generally available to its securityholders earning statements satisfying the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder no later than 45 days after the end of any 12-month period (or 90 days after the end of any 12-month period if such period is a fiscal year) (i) commencing at the end of any fiscal quarter in which Registrable Securities are sold to underwriters in a firm commitment or best efforts underwritten offering and (ii) if not sold to underwriters in such an offering, commencing on the first day of the first fiscal quarter of the Company after the effective date of a Registration Statement, which statement shall cover said 12-month period.

     The Company may require Second Cup to furnish to the Company such information regarding the distribution of Registrable Securities as the Company may from time to time reasonably request in writing and the Company may exclude from such registration the Registrable Securities if Second Cup unreasonably fails to furnish such information within a reasonable time after receiving such request; provided, that Second Cup's Registrable Securities shall be counted for the demand made upon the Company hereunder.

     Second Cup agrees by acquisition of Registrable Securities that, upon receipt of any notice from the Company of the happening of any event of the kind described in Section 6(a)(ii), 6(a)(iii), 6(a)(v), 6(a)(vi) or 6(a)(vii) hereof, Second Cup shall forthwith discontinue disposition of such Registrable Securities covered by such Registration Statement or Prospectus until Second Cup's receipt of the copies of the supplemented or amended Prospectus contemplated by Section 6(i) hereof, or until it is advised in writing by the Company that the use of the applicable Prospectus may be resumed, and has received copies of any additional or supplemental filings which are incorporated or deemed to be incorporated by reference in such Prospectus.

7. Registration Expenses. All reasonable fees and expenses incidental to the Company's performance of or compliance with this Agreement (including, without limitation, (i) all registration and filing fees including, without limitation, fees and expenses (A) with respect to filings required to be made with the National Association of Securities Dealers, Inc., and (B) of compliance with securities or Blue Sky laws (including, without limitation, fees and disbursements of counsel for the underwriters or selling holders (subject to the provisions of Section 6(b)) in connection with Blue Sky qualifications of the Registrable Securities and determination of the eligibility of the Registrable Securities for investment under the laws of such jurisdictions as the managing underwriters or holders of a majority in number of the Registrable Securities being sold may designate), (ii) printing expenses; (iii) messenger, telephone and delivery expenses, (iv) fees and disbursements of counsel for the Company, and special counsel or other counsel for the sellers of the Registrable Securities, (v) fees and disbursements of all independent certified public accountants referenced to in Section 6(l)(iii) hereof (including the expenses of any special audit and "cold comfort" letters required by or incident to such performance), (vi) underwriter's fees and expenses (excluding discounts, commissions or fees of underwriters, selling brokers, dealer managers or similar securities industry professionals relating to the distribution of the Registrable Securities or legal expenses of any Person other than the Company, the underwriters and the selling holders; but including the fees and expenses of any "qualified independent underwriter" or other independent appraiser participating in an offering pursuant to Section 3 Schedule E to the Bylaws of the National Association of Securities Dealers, Inc.), (vii) Securities Act liability insurance if the Company so desires such insurance and (viii) fees and expenses of all other Persons retained by the Company) shall be borne by the Company whether or not any Registration Statement becomes effective. Notwithstanding the foregoing, the Company will not be required to reimburse Second Cup for its out-of-pocket expenses arising out of a Demand Registration if the Registration Statement for such Demand Registration fails to become effective at the request of Second Cup.

8. Indemnification.

     (a) Indemnification by the Company. The Company shall, notwithstanding termination of this Agreement and without limitation as to time, indemnify and hold harmless, to the full extent permitted bylaw, Second Cup, its officers, directors, agents and employees, each Person who controls such holder (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange
Act), and the officers, directors, agents or employees of any such controlling Person, from and against all losses, claims, damages, liabilities, costs (including, without limitation, reasonable costs of preparation and attorneys' fees) and reasonable expenses (collectively, "Losses") arising out of or based upon any untrue statement or alleged untrue statement of a material fact contained in any Registration Statement, Prospectus or preliminary prospectus, or arising out of or based upon any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading except insofar as the same are based solely upon information furnished in writing to the Company by Second Cup expressly for use therein. The Company shall also indemnify underwriters, selling brokers, dealer managers and similar securities industry professionals participating in the distribution, their officers, directors, agents and employees and each Person who controls such Persons (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) to the same extent as provided above with respect to the indemnification of Second Cup.

     (b) Indemnification by Second Cup. In connection with any Registration Statement in which Second Cup is participating, Second Cup shall furnish to the Company in writing such information as the Company reasonably requests for use in connection with any Registration Statement or Prospectus and agrees to indemnify and hold harmless to the full extent permitted by law, the Company, the directors, officers, agents and employees, each Person who controls the Company (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) and its directors, officers, agents or employees of such controlling Persons, from and against all Losses arising out of or based upon any untrue statement of a material fact contained in any Registration Statement, Prospectus or preliminary prospectus, or arising out of or based upon any omission of a material fact required to be stated therein or necessary to make the statement therein not misleading, to the extent, but only to the extent, that such untrue statement or omission is contained in any information furnished in writing by Second Cup to the Company expressly for use in such Registration Statement or Prospectus and that such information was solely relied upon by the Company in preparation of any Registration Statement, Prospectus or preliminary prospectus. In no event shall the liability of Second Cup be greater in amount than the dollar amount of the proceeds (net of the payment of all expenses) received by Second Cup upon the sale of the Registrable Securities giving rise to such indemnification obligation. The Company shall be entitled to receive indemnities from underwriters, selling brokers, dealer managers and similar securities industry professional participating in the distribution to the same extent as provided above with respect to information so furnished in writing by such Persons expressly for use in any Prospectus or Registration Statement.

     (c) Conduct of Indemnification Proceedings. If any action or proceeding (including any governmental investigation or inquiry) shall be brought or any claim shall be asserted against any Person entitled to indemnify hereunder (an "Indemnified Party"), such Indemnified Party shall promptly notify the party from which such indemnity is sought ( the "Indemnifying Party") in writing, and the Indemnifying Party shall assume the defense thereof, including the employment of counsel reasonably satisfactory to the Indemnified Party and the Payment of all reasonable fees and expenses incurred in connection with the defense thereof. All such fees and expenses (including any fees and expenses incurred in connection with investigating or preparing to defend such action or proceeding) shall be paid to the Indemnified Party, as incurred, within 5 days of written notice thereof to the Indemnifying Party (regardless of whether it is ultimately determined that an Indemnified Party is not entitled to indemnification hereunder). Any such

Indemnified Party shall have the right to employ separate counsel in any such action, claim or proceeding and to participate in the defense thereof, but the fees and expenses of such counsel shall be the expenses of such Indemnified Party unless (a) the Indemnified Party has agreed to pay such fees and expenses or (b) the Indemnifying Party shall have failed to promptly assume the defense of such action, claim or proceeding and to employ counsel reasonably satisfactory to the Indemnified Party in any such action, claim or proceeding or
(c) the named parties to any such action, claim or proceeding (including any impleaded parties) include both such Indemnified Party and the Indemnifying Party, and such Indemnified Party shall have been advised by counsel that there may be one or more legal defenses available to it which are different from or additional to those available to the Indemnifying Party (in which case, if such Indemnified Party notifies the Indemnifying Party in writing that it elects to employ separate counsel at the expense of the Indemnifying Party, the Indemnifying Party shall not have the right to assume the defense of such action, claim or proceeding on behalf of such Indemnified Party, it being understood, however, that the Indemnifying Party shall not, in connection with any one such action, claim or proceeding or separate but substantially similar or related actions, claims or proceedings in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the fees and expenses of more than one separate firm of attorneys (together with appropriate local counsel) at any time for all such Indemnified Parties, unless in the reasonable judgment of any such Indemnified Party a conflict of interest may exist between such Indemnified Party and any other of such Indemnified Parties with respect to such action, claim or proceeding, in which event the Indemnifying Party shall be obligated to pay the fees and expenses of such additional counsel or counsels).

     (d) Contribution. If the indemnification provided for in this Section 8 is unavailable to an Indemnified Party under Section 8(a) or 8(b) hereof (other than by reason of exceptions provided in those Sections) in respect of any Losses, then each applicable Indemnifying Party, in lieu of indemnifying such Indemnified Party, shall, jointly and severally, contribute to the amount paid or payable by such Indemnified Party as a result of such Losses, in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party and Indemnified Party in connection with the actions, statements or omissions which resulted in such Losses as well as any other relevant equitable considerations. The relative fault of such Indemnifying Party and such Indemnified Party shall be determined by reference to, among other things, whether any action in question, including any untrue statement or alleged untrue statement of a material fact or omission or alleged omission of a material fact, has been taken or made by, or relates to information supplied by, such Indemnifying Party or Indemnified Party, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such action, statement or omission. The amount paid or payable by a party as a result of any Losses shall be deemed to include, subject to the limitations set forth in Section 8(c), any legal or other fees or expenses reasonably incurred by such party in connection with any investigation or proceeding.

     The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 8(d) were determined by pro rata allocation or by any other method of allocation which does not take into account the equitable considerations referred to in the immediately preceding paragraph. Notwithstanding the provision of this Section 8(d), an Indemnifying Party which is an selling holder of Registrable Securities shall not be required to contribute any amount in excess of the amount by which the total price at which the Registrable Securities sold by such Indemnifying Party and distributed to the public were offered to the public exceeds the amount of any damages which such Indemnifying Party has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.

9. Rule 144 and Rule 144A. The Company shall file the reports required to be filed by it under the Securities Act and the Exchange Act in a timely manner and, if at any time the Company is not required to file such reports, it will, upon the request of Second Cup, make available public or other information so long as necessary to permit sales of its securities pursuant to Rules 144 and 144A. The Company further covenants that it will take such further action as Second Cup may reasonably request, all to the extent required from time to time to enable Second Cup to sell Registrable Securities without registration under the Securities Act within the limitation of the exemptions provided by Rules 144 and 144A. Upon the request of Second Cup, the Company shall deliver to Second Cup a written statement as to whether it has complied with such requirements. The Company will cooperate to enable Second Cup to sell Registrable Securities in block trades or other similar transactions, including furnishing to Second Cup (i) an opinion or opinions of counsel to the Company, and (ii) a comfort letter from the Company's independent pubic accountants, as Second Cup reasonably requests, (iii) such reasonable representations, warranties, covenants and indemnities as are customary for such transactions, and (iv) as to prospective purchasers of Second Cup's securities, the information described in Rule 144A(d)(4). Notwithstanding the foregoing, nothing in this Section 9 shall be deemed to require the Company to register any of its securities pursuant to the Exchange Act.

10. Underwritten Registrations. If any Demand Registration is an underwritten offering, Second Cup will have the right to select the investment banker or investment bankers and managers and attorneys to administer the offering; provided, that such investment bank or manager shall be reasonably satisfactory to the Company. If any Piggy-Back Registration is an underwritten offering, the Company will have the right to select the investment banker or investment bankers and managers to administer the offering; provided, that such investment bank or manager shall be reasonably satisfactory to Second Cup if Second Cup is participating in such underwritten offering.

     No Person may participate in any underwritten registration hereunder unless such Person (a) agrees to sell such Person's securities to be included in the underwritten registration on the basis provided in any underwriting arrangements approved by the Persons entitled hereunder to approve such arrangements and (b) completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements and other documents required under the terms of such underwriting arrangements.

11. Miscellaneous.

     (a) Remedies. In the event of a breach by the Company of its obligations under this Agreement, Second Cup, in addition to being entitled to exercise all rights granted by law, including recovery of damages, will be entitled to specific performance of its rights under this Agreement. The Company agrees that monetary damages would not be adequate compensation for any loss incurred by reason of a breach by it of any of the provisions of this Agreement and hereby further agrees that, in the event of any action for specific performance in respect of any such breach, it shall waive the defense that a remedy at law would be adequate.

     (b) No Inconsistent Agreements. The Company (i) shall not, on or after the date of this Agreement, enter into any agreement with respect to its securities which is inconsistent with the rights granted to Second Cup in this Agreement or otherwise conflicts with the provisions hereof and (ii) has not entered into any agreement with respect to its securities granting any registration rights to any Person other than this Agreement.

     (c) Adjustments Affecting Registrable Securities. The Company shall not take any action, or permit any change to occur, with respect to the Registrable Securities which would adversely affect the ability of Second Cup to include such Registrable Securities in a registration undertaken pursuant to this Agreement.

     (d) Amendments and Waivers. The provisions of this Agreement, including the provisions of this sentence, may not be amended, modified or supplemented, and waivers or consents to departures from the provisions hereof may not be given, except by written instrument signed by the Company and Second Cup. (e) Notices. All notices and other communications provided for or permitted hereunder shall be made in writing by hand-delivery, registered first-class mail, nationally recognized air courier, telex or telecopier:

     If to Second Cup:

           The Second Cup, Ltd.
           175 Bloor Street East, Suite 801
           South Tower
           Toronto, Ontario  M4W 3R8
           Canada
           Attn:    Kathy A. Welsh, Executive Vice President and
                    Chief Financial Officer

     With a copy to:

           Morgan, Lewis & Bockius LLP
           300 South Grand Avenue, Suite 2200
           Los Angeles, California 90071
           Attn:    Richard J. Mairo Jr., Esq.
           Fax:     (213) 612-2554

         If to Company:

           Diedrich Coffee, Inc.
           2144 Michelson Drive
           Irvine, California 92612
           Fax:     (949) 756-1144
           Attn:    Tim Ryan, President & CEO

         With a copy to:

           Gibson, Dunn & Crutcher LLP
           4 Park Plaza
           Irvine, California 92614
           Fax:     (949) 451-4220

     All such notices and communication shall be deemed to have been duly given: when delivered by hand, if personally delivered; two business days after being deposited in the mail, postage prepaid, if mailed; one business day after being timely dispatched, if by air courier; when answered back, if telexed; and when receipt is acknowledged, if telecopy. Any of the above addresses may be changed by notice made in accordance with this Section 11(e).

     (f) Owner of Registrable Securities. The Company will maintain, or will cause its registrar and transfer agent to maintain, a stock book with respect to the Common Stock, in which all transfers of Registrable Securities of which the Company has received notice will be recorded. The Company may deem and treat the Person in whose name Registrable Securities are registered in the stock book of the Company as the owner thereof for all purposes, including without limitation, the giving of notices under this Agreement.

     (g) Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the successors and assigns of each of the parties. Notwithstanding the foregoing, Second Cup shall not assign any of its rights under this Agreement without prior written consent of the Company; provided however that the parties agree that Second Cup may assign all of its rights hereunder to any lending institution or pledgee of the Shares in connection with Second Cup's financing activities.

     (h) Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

     (i) Headings. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

     (j) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of California, without regard to principles of conflict of laws.

     (k) Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions set forth herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and the parties hereto shall use their best efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction. It is hereby stipulated and declared to be the intention of the parties that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such which may be hereafter declared invalid, void or unenforceable.

     (l) Entire Agreement. This Agreement is intended by the parties as a final expression of their agreement, and is intended to be a complete and exclusive statement of the agreement and understanding of the parties hereto, in respect of the subject matter contained herein. There are no restrictions, promises, warranties nor undertakings, other than those set forth or referred to herein, with respect to the registration rights granted by the Company with respect to the Shares. This Agreement supersedes all prior agreements and understandings between the parties with respect to such subject matter.

     (m) Attorney's Fees. In any action or proceeding brought to enforce any provision of this Agreement, or where any provision hereof is validly asserted as a defense, the prevailing party shall be entitled to recover reasonably attorneys' fees in addition to its costs and expenses and any other available remedy.

                                    * * * * *

     IN WITNESS WHEREOF, the undersigned have executed this Registration Rights Agreement as of the date first above written.


                                  THE COMPANY:


                                  DIEDRICH COFFEE, INC.,
                                  a Delaware corporation


                                  By:
                                           -------------------------------------

                                  Name:    Timothy J. Ryan
                                           -------------------------------------

                                  Title:   President and Chief Executive Officer


                                  SECOND CUP:


                                  THE SECOND CUP, LTD.


                                  By:
                                           -------------------------------------

                                  Name:
                                           -------------------------------------

                                  Title:
                                           -------------------------------------